United States securities and exchange commission logo





                               July 1, 2022

       David Looney
       Chief Financial Officer
       Murphy Oil Corporation
       9805 Katy Fwy, Suite G-200
       Houston, Texas 77024

                                                        Re: Murphy Oil
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated June
16, 2022
                                                            File No. 001-08590

       Dear Mr. Looney:

              We have reviewed your June 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 2, 2022 letter.

       Response Dated June 16. 2022

       Risk Factors, page 15

   1. We note your response to prior comment 2. Consistent with our prior comment, please provide disclosure that
addresses the material effects of transition risks related to climate change in greater
detail. For example, provide additional information explaining the impact to your business
model    from changing global demands for non-fossil fuel energy
                                                        sources" as referenced
on page 25 of your Form 10-K.

                                                        In addition, tell us
about other transition risks related to climate change you have identified and explain
your disclosure considerations.
 David Looney
Murphy Oil Corporation
July 1, 2022
Page 2
2. We note your response to prior comment 3. Please provide us with additional information explaining how you determined disclosure addressing the risks associated with the possibility of litigation related to climate change and its potential impact is not necessary or revise to provide this type of disclosure.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
32

3. Prior comment 5 is reissued as it does not appear that your disclosure discusses the indirect consequences of climate-related regulation or business trends noted in our prior comment (i.e., anticipated reputational risks resulting from operations or products that produce greenhouse gas emissions, increased competition to develop innovative new products that result in lower emissions, and developments that create new opportunities for you). For example, it does not appear that your disclosure addresses the effect of changes in sentiment for oil and gas exploration, development, and production activities on parties such as investors and lenders.
4. As your response to prior comment 7 does not appear to address each element of our prior comment it is reissued in part. Please tell us about any weather-related impacts on the availability of insurance.
       Please contact Michael Purcell at 202-551-5351 or Ethan Horowitz at 202-551-3311 with any questions.



                                                            Sincerely,
FirstName LastNameDavid Looney
                                                            Division of
Corporation Finance
Comapany NameMurphy Oil Corporation
                                                            Office of Energy &
Transportation
July 1, 2022 Page 2
cc:       Joseph Hall
FirstName LastName